RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

REPORT FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 2004

* Solid net profit of US$20.1 million for the year
* Morila ends year making significant contribution to bottom line
* Loulo construction steps up a gear
* Deep drilling takes Loulo resource past 7 million ounces
* Commitment to organic growth sees exploration and drilling in six countries
* Randgold Resources claims its place as a fully independent gold mining company

Randgold Resources Limited has 59.2 million shares in issue as at 31 December
2004.

CONSOLIDATED INCOME STATEMENT

                     Unaudited    Unaudited    Unaudited
                       quarter      quarter      quarter
                         ended        ended        ended
US$000             31 Dec 2004 30 Sept 2004  31 Dec 2003
Gold sales revenue      33 675       12 181       18 054
Cost of sales
Production costs         9 457        9 474        6 035
Transport and
 refinery costs             93           42           76
Transfer from/(to)
  deferred stripping       307       (1 522)      (2 062)
Cash operating
 costs*                  9 857        7 994        4 049
Royalties                2 499          863        1 261
Total cash costs*       12 356        8 857        5 310
Profit from mining
 activity*              21 319        3 324       12 744
Depreciation and
 amortisation            1 871        2 160        3 570
Exploration and
 corporate expenditure   4 739        3 603        5 478
Profit from operations* 14 709       (2 439)       3 696
Interest received          269          242          229
Interest expense          (349)        (354)        (445)
(Loss)/gain on
 financial instruments     680         (347)      (1 996)

Other income and
 (expenses)                363          533       (1 265)
Profit on ordinary
 activities before
 taxes and minority
 interests              15 672       (2 365)         219
Income tax                   -            -            -
Minority shareholders'
 interest                    -            -            -
Net profit              15 672       (2 365)         219
Basic earnings per
 share (US$)              0.26        (0.04)       0.004+
Fully diluted earnings
 per share (US$)          0.26        (0.04)       0.004+
Average shares in
 issue (000)            59 212       58 810       58 198

CONSOLIDATED INCOME STATEMENT continued

                                  Unaudited      Audited
                                  12 months    12 months
                                      ended        ended
US$000                          31 Dec 2004  31 Dec 2003
Gold sales revenue                   73 330      109 573
Cost of sales
Production costs                     35 942       26 074
Transport and refinery costs            233          408
Transfer from/(to) deferred
 stripping                           (3 999)      (3 483)
Cash operating costs*                32 176       22 999
Royalties                             5 304        7 648
Total cash costs*                    37 480       30 647
Profit from mining activity*         35 850       78 926
Depreciation and amortisation         8 738       10 269
Exploration and corporate
 expenditure                         15 529       17 007
Profit from operations*              11 583       51 650
Interest received                     1 033          999
Interest expense                     (1 623)      (1 895)
(Loss)/gain on financial
 instruments                          2 232       (1 733)
Other income and (expenses)           6 889       (1 846)
Profit on ordinary activities
 before taxes and minority
 interests                           20 114       47 175
Income tax                                -            -
Minority shareholders' interest           -          351
Net profit                           20 114       47 526

Basic earnings per share (US$)         0.34         0.83+
Fully diluted earnings per
 share (US$)                           0.34         0.82+
Average shares in issue (000)        58 871       57 442

The results have been prepared in accordance with International Financial
Reporting Standards (IFRS).
* Refer to pro forma information provided on page 3.
+ Reflects adjustments resulting from sub-division of shares.

CONSOLIDATED CASH FLOW STATEMENT

                                  Unaudited    Unaudited
                                  12 months    12 months
                                      ended        ended
                                     31 Dec       31 Dec
US$000                                 2004         2003
Profit on ordinary activities
 before taxation and minority
 interest                            20 114       47 175
Adjustment for non-cash items        (5 677)       9 394
Working capital changes             (10 684)      (5 346)
Net cash generated from operations    3 753       51 223
Net cash utilised in investing
 activities                         (60 250)      (6 011)
Net cash generated by financing
 activities
   Ordinary shares issued             2 133        9 786
   Increase/(decrease) in
    long-term borrowings             23 247       (5 652)
   (Decrease)/increase in bank
     overdraft                            -          380
Net (decrease)/increase in cash
 and cash equivalents               (31 117)      49 726
Cash and cash equivalents at
 beginning of period                109 357       59 631
Cash and cash equivalents at
 end of period                       78 240      109 357

CONSOLIDATED BALANCE SHEET

                     Unaudited    Unaudited      Audited
                     at 31 Dec    at 30 Sep    at 31 Dec
US$000                    2004         2004         2003
Assets
Non-current assets
Property, plant and
 equipment             129 854      109 361       72 822
Cost                   240 965      218 601      175 195

Accumulated depreciation
 and amortisation     (111 111)    (109 240)    (102 373)
Other long-term assets  14 884       15 191       10 885
Total non-current
 assets                144 738      124 552       83 707
Current assets
Inventories             21 816       16 729      17 165
Receivables             23 667       23 542      15 196
Cash and equivalents**  78 240       52 886     109 357
Total current assets   123 723       93 157     141 718
Total assets           268 461      217 709     225 425
Total shareholders'
 equity                191 169      181 197     177 187
Non-current liabilities
Long-term borrowings    40 718        7 128       7 723
Loans from minority
 shareholders in
 subsidiaries            1 621        1 351         958
Deferred financial
 liabilities            15 668       10 037       8 488
Provision for
 environmental
 rehabilitation          3 701        3 786       5 962
Total non-current
 liabilities            61 708       22 302      23 131
Current liabilities
Accounts payable and
 accrued liabilities    15 584       14 210      23 557
Bank overdraft               -            -       1 550
Total current
 liabilities            15 584       14 210      25 107
Total equity and
 liabilities           268 461      217 709     225 425

** Note: These amounts include US$3 882 at 31 December 2003 which relate to the
N.M. Rothschild & Sons Limited debt service reserve account.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

                           Number      Share      Share
                      of ordinary    capital    premium
                           shares     US$000     US$000
Balance - 31 Dec 2002  27 663 740      2 766    190 618
Jan - Sept 2003
Net profit                      -          -          -
Movement on cash
 flow hedges                    -          -          -

Share options
 exercised              1 112 899        111      7 068
Oct - Dec 2003
Net profit                      -          -          -
Movement on cash
 flow hedges                    -          -          -
Share options exercised   483 746         49      2 558
Balance - 31 Dec 2003  29 260 385      2 926    200 244
Jan - Sept 2004
Net profit                      -          -          -
Movement on cash
 flow hedges                    -          -          -
Share split (a)        29 263 385          -          -
Capital reduction (b)           -          -   (100 000)
Oct - Dec 2004
Net profit                      -          -          -
Share options
 exercised                702 924         35      2 098
Balance - 31 Dec 2004  59 226 694      2 961    102 342

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY continued

                            Other  Accumulat-     Total
                         reserves ed profits     equity
                           US$000     US$000     US$000
Balance - 31 Dec 2002      (8 293)   (66 106)   118 985
Jan - Sept 2003
Net profit                      -     47 307     47 307
Movement on cash flow hedges  892          -        892
Share options exercised         -          -      7 179
Oct - Dec 2003
Net profit                      -        219        219
Movement on cash flow hedges   (2)         -         (2)
Share options exercised         -          -      2 607
Balance - 31 Dec 2003      (7 403)   (18 580)   177 187
Jan - Sept 2004
Net profit                      -      4 442      4 442
Movement on cash flow
 hedges                    (8 265)         -     (8 265)
Share split (a)                 -          -          -
Capital reduction (b)           -    100 000          -
Oct - Dec 2004
Net profit                      -     15 672     15 672
Share options exercised         -          -      2 133
Balance - 31 Dec 2004     (15 668)   101 534    191 169

(a) Share split: A special resolution was passed on 26 April 2004 to divide each of the ordinary shares of US$0.10 in the company into two ordinary shares of
US$0.05 each.

(b) Capital reduction: A special resolution was passed at the Annual General
Meeting in April 2004, which was subsequently approved by the Court in Jersey, to extinguish accumulated losses by reducing the company's share premium account by US$100 million in order to permit future dividend payments.

OTHER FINANCIAL MEASURES

The company uses the following pro forma disclosures as it believes that this information is relevant to the mining industry.

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute Industry Standard, by gold ounces produced for all periods presented.

Total cash costs, as defined in the Gold Institute Industry Standard, includes mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpile, transfers to and from deferred stripping and royalties. Total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or US GAAP measures or an indicator of the company's performance. The company believes that total cash cost per ounce is a useful indicator to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in costs as the company's operations mature, a measure of a company's gross margin per ounce, by comparison of total cash cost per ounce to the spot price of gold, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs are defined as total cash costs excluding royalties.

Total cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for all periods presented. Profit from mining activity is calculated by subtracting total cash costs from gold sales revenue for all periods presented.

Profit from operations is calculated by subtracting depreciation and amortisation charges and exploration and corporate expenditure from profit from mining activity.

RECONCILIATION TO US GAAP

The preliminary condensed financial statements presented in this report have been prepared in accordance with International Financial Reporting Standards
(IFRS), which differ in certain significant respects from Generally Accepted
Accounting Principles in the United States (US GAAP). The effect of applying US
GAAP to net income and shareholders' equity is set out in the following table:

                                   12 months   12 months
                                       ended       ended
                                      31 Dec      31 Dec
Reconciliation of net income (US$000)   2004        2003
Net income under IFRS                 20 114      47 526
Share option compensation adjustment     690      (4 780)
Development costs*                    (3 916)          -
Net income under US GAAP before
 cumulative effect of change in
 accounting principle                 16 888      42 746
Cumulative effect of change in
 accounting principle                      -         214
Net income under US GAAP              16 888      42 960
Movement in cash flow hedges
 during the period                    (8 265)        890
Comprehensive income under US GAAP     8 623      43 850
Basic earnings per share under
 US GAAP (US$)                          0.29        0.75+
Fully diluted earnings per share
 under US GAAP (US$)                    0.29        0.74+
Reconciliation of shareholders'
 equity (US$000)
Shareholders' equity under IFRS      191 169     177 187
Shareholders' equity under US GAAP   191 169     177 187
Roll forward of shareholders'
 equity under US GAAP (US$000)
Opening balance                      177 187     118 771
Net income under US GAAP              16 888      42 960
Movement on cash flow hedges          (8 265)        890
Share options exercised                2 133       9 786
Share option compensation adjustment    (690)      4 780
Development costs*                     3 916           -
Shareholders' equity under US GAAP
 closing balance                     191 169     177 187

* US$3.9 million of drilling costs relating to the underground development study at Loulo have been capitalised under IFRS. Under US GAAP, these costs may not be capitalized since they do not relate to the addition of reserves as defined in
SEC Industry Guide 7.

+ Reflects adjustments resulting from sub-division of shares.

ACCOUNTING POLICIES

The preliminary condensed financial statements in this report have been prepared in accordance with the group's accounting policies, which are in terms of IFRS and are consistent with the prior period, except for the accounting policy for development costs and mine plant facilities. This accounting policy has been amended to clarify the treatment of costs relating to the definition of mineralisation in existing orebodies or the expansion of the productive capacity of existing operating mines. The effect of the change is the capitalisation of
US$3.9 million of drilling costs relating to the underground development study at Loulo.
This treatment of the costs better reflects industry practice.

The consolidated financial information includes the quarterly financial statements of the company, its subsidiaries and the Morila joint venture, which comply with IAS 34.

Joint ventures are those investments in which the group has joint control and are accounted for under the proportional consolidation method. Under this method, the proportion of assets, liabilities, income and expenses and cash flows of each joint venture attributable to the group are incorporated in the consolidated financial statements under appropriate headings. Inter-company accounts and transactions are eliminated on consolidation.

No segmental information has been provided, as the source and nature of the enterprise's risks and returns are not governed by more than one segment.

FINANCIAL INSTRUMENTS

As part of the Loulo project financing, the group has put in place the following financial instruments which match production over the repayment period of the loan:
                   Forward sales      Forward sales
                          ounces              price
Maturity date             US$/oz             US$/oz
December 2005             12 504                430
December 2006             93 498                431
December 2007            103 500                435
December 2008             80 498                431
December 2009             75 000                430
Total                    365 000                432

The hedging has enabled us to develop the project and achieve acceptable rates of return whilst still exposing 64% of production to the spot gold price. The facilities are margin free.

The Morila hedge book was closed out at 31 December 2004.

COMMENTS

Improvements in grade, recoveries and throughput during the quarter resulted in a significant increase in profit from mining activity to US$21.3 million compared to the previous quarter's US$3.3 million. Attributable ounces produced increased by 147% to 90 672 ounces resulting from higher grades being accessed in the pit. The increase in profits furthermore reflects an increase in the received gold price to US$410/oz for the quarter.

Total production costs for the quarter, excluding the adjustment to the rehabilitation liability of US$0.7 million at year end, increased by 7%, mainly as a result of increased tonnes mined, along with increased costs relating to throughput and fuel. The total cash cost per ounce was materially lower at
US$136/oz due to the higher grades processed, as well as increased recoveries.

Depreciation of US$1.9 million was lower than in the previous quarter, due to asset adjustments made by Morila.

Net profit for the year ended 31 December 2004 totalling US$20.1 million, is largely the result of an increase in output from mining activities in the second half of the year. This is however lower than the profit for the previous year, due to exceptionally high grades and recoveries achieved during the first half of 2003.

Other income of US$7 million for the year includes the profit realised on the sale of Syama to Resolute Mining Limited.

The main balance sheet movements for the year ended 31 December 2004 are increases in property, plant and equipment, receivables, long-term borrowings, and financial instruments.

The increase in property, plant and equipment mainly represents development costs incurred in the construction of the Loulo Mine. The receivables are higher due to a substantial increase in outstanding VAT claims and reimbursable fuel duties at Morila.

Long-term borrowings increased, as a result of the first draw down of US$35 million on the Loulo Project loan in December 2004.

The financial instruments liability also increased to US$15.7 million and reflects the marked-to-market valuation of the hedged ounces at the year end spot price of US$437/oz.

OPERATIONS - MORILA

Gold production for the year at Morila, while not achieving the forecast made at the beginning of the year, exceeded last quarter's guidance largely because of the higher grade processed. In total 510 485 ounces for the year were produced at a total cash cost of US$184/oz due mainly to a significant increase in production in the last quarter when 226 679 ounces were produced at a total cash cost of US$136/oz.

Mill throughput for the quarter was just short of design capacity for the expanded plant, averaging 337 000 tonnes per month because of the late commissioning in October as well as an earlier than planned mill reline, a gearbox failure and various maintenance issues.

The significantly better gold production for the quarter resulted from higher than planned mill feed grades, averaging 7.5g/t. The challenge facing the mine, and in particular the processing plant, is to settle the plant throughput to the design of 350 000 tons per month and then to seek ways of optimising performance.

Settlement was achieved with the union representatives in the dispute over the payment of a productivity bonus.

Morila results

            Quarter  Quarter  Quarter 12 months 12 months
              ended    ended    ended     ended     ended
             31 Dec  30 Sept   31 Dec    31 Dec    31 Dec
US$000         2004     2004     2003      2004      2003
Mining
Tonnes mined
 (000)        7 820    6 910    5 955    26 596    23 470
Ore tonnes
 mined  (000) 2 209    1 350      956     5 335     4 056
Milling
Tonnes
 processed
 (000)        1 012      839      842     3 512     3 266
Head grade
 milled (g/t)   7.5      3.9      5.0       5.2       8.3
Recovery (%)   92.6     87.2     87.4      87.9      91.0
Ounces
 produced   226 679   91 685  119 537   510 485   793 992

Average
 Price
 Received
 (US$/oz)       410      355      367       382       345
Cash operating
 costs*
 (US$/oz)       109      218       85       158        76
Total cash costs*
 (US$/oz)       136      242      111       184       100
Cash profit
 (US$000)    53 298    8 309   31 860    89 625   197 315
Attributable (40%)
Ounces
 produced    90 672   36 674   47 815   204 194   317 597
Cash profit
 (US$000)    21 319    3 324   12 744    35 850    78 926

* Refer pro forma information provided on page 3.

The resource base for Morila as at year end 2004 is tabulated below with a comparison to the figures as at end 2003.

Measured, indicated and inferred mineral resources

                        Tonnes   Tonnes   Grade   Grade
                           (Mt)     (Mt)   (g/t)   (g/t)
Category                  2004     2003    2004    2003
Measured                 17.32    13.09    2.95    3.49
Indicated                11.96    17.47    3.56    3.82
Sub-total
Measured and indicated   29.28    30.56    3.20    3.68
Inferred                  4.47     2.06    3.79    2.96
Total Measured, indicated
 and inferred            33.75    32.62    3.28    3.63

Measured, indicated and inferred mineral resources - continued

                             Gold    Gold   Attributable
                            (Mozs)  (Mozs)          gold
Category                     2004    2003          (Mozs)
Measured                     1.64    1.47            40%
Indicated                    1.37    2.15
Sub-total
Measured and indicated       3.01    3.62          1.20
Inferred                     0.54    0.20
Total Measured, indicated
 and inferred                3.55    3.81          1.42

The resource depletion as a result of mining during the year was partially replaced by extra mineral resources defined in the Morila Shear Zone west extension albeit at a lower grade. Total resources

decreased by 260 000 ounces after adjustments. Indicated resources now total 46%
of the resource base, representing a higher level of confidence in the estimates over 2003 (39%). An updated reserve table will be included along with the group's annual resource/reserve statement in our annual report to be published at the end of the current quarter.

PROJECTS AND EVALUATION

Loulo Gold Mine Project
Progress on the Loulo Mine stepped up a gear in the last few months with the commencement of mining operations at the site and the shipment of the ball mills from South Africa.

The first waste material was moved in December 2004 from the Loulo 0 pit to establish the Run-Of-Mine Pad ahead of the process plant.

The ball mills, which have been fabricated to a Krupp Polysius design began the first leg of their journey to Loulo, travelling by road to the port of Richards
Bay in South Africa. Each of the mill shells is being transported in a single piece measuring 5.5 metres in diameter and 8.0 metres in length, and weighs 103 tonnes. The mills will travel by ship from Richards Bay to Dakar and complete the final leg of the trip to Loulo by road from Dakar.

Loulo drew down the first tranche of its project finance in December 2004.

On site at Loulo, approximately 2 500m(3) of concrete have been poured, with three tower cranes and four mobile cranes operating. A significant amount of the mine infrastructure such as housing and offices is complete and operating personnel have been mobilised. Expenditure on the project to December 2004 is
US$62.2 million. Activities on site remain focused on producing gold in July
2005.

The annual ore resource and reserve table will be published in the annual report.

Loulo Underground Development Study

The next phase of the infill deep drilling programme has been completed for
Yalea and results have been received. These results are tabulated within the exploration report. The Yalea orebody is currently being remodelled and this will be completed shortly. The results confirm the higher grades at depth and outline a significant payshoot which appears to dip gently from north to south.
It is at least 800 metres - 1 000 metres in lateral extent, currently extends
200 metres virtually down dip and is still open at depth. The orebody is also open along strike to the north and south. The

underground development study will be done in an "open-ended" fashion which can be updated with the results of ongoing drilling programmes. A deep drilling programme at the Loulo 0 deposit is continuing with three boreholes having been completed. No results have yet been obtained as geotechnical testwork is being carried out on the core.

Tongon Project

Discussions have continued between the Government and rebel forces under the auspices of the African Union. Mediation by South African President Thabo Mbeki
has contributed to progress made by the parties.

We continue to monitor the situation and are updating the prefeasibility study with current cost structures.

All our permits in Cote d'Ivoire are subject to a "standstill" agreement and therefore they remain in good standing.

EXPLORATION ACTIVITIES

During the quarter exploration activities were accelerated across the project portfolio with the commencement of the dry season in West Africa and prior to the annual rains in East Africa.

The development of the company's second mining project at Loulo is well underway and exploration continues to add long-term value to the project. At the Yalea orebody a 22 hole, 10 872 metre infill drilling programme was completed, the results are tabulated below. The drilling has confirmed the continuity of high grade material (plus 12g/t) over a strike length of 800 metres commencing at vertical depths of 425 metres below the surface, which is still open at depth and along strike.

                      Inter-
                     section    True
                       width   width   Grade
Hole ID   From      To    (m)     (m)   (g/t)   Including
YDH153  647.00  654.22   7.22    5.18    5.38
YDH154  391.50  426.75  35.25   30.91    1.06      6.8m @
                                                  2.85g/t
YDH155  637.00  675.00  38.00   26.15   12.02
YDH156  404.03  424.25  20.22   16.57    2.75    11.97m @
                                                  3.68g/t
YDH157  277.70  284.70   7.00    6.73    2.04
YDH158  219.51  226.50   6.99    6.11    1.66
YDH159  614.30  630.81  16.51   12.74   11.28
YDH160  227.00  244.00  17.00   16.46    5.23
YDH161  506.00  524.00  18.00   13.01   12.06
YDH162  290.00  313.36  23.36   17.89    2.29

YDH163  468.67  491.28  22.61   17.21    3.38    11.83m @
                                                  5.65g/t
YDH164  598.83  627.80  28.97   21.43   17.49
YDH165                            Faulted out
YDH166  432.78  434.28   1.50    1.08    8.29
        434.28  448.36  14.08   14.08    Dyke
        448.44  458.15   9.71    6.97    4.36
YDH167  259.37  269.28   9.91    9.64    2.12
YDH168  360.20  365.00   4.80    4.49    3.62
YDH169  527.70  535.80   8.10    5.02    7.80
YDH172  584.00  587.00   3.00    2.38    2.29
YDH173  591.55  593.00   1.45    0.97    6.08
YDH174  377.99  397.85  19.86   17.14    2.35     9.51m @
                                                  3.22g/t
YDH175  433.70  458.78  25.08   15.63    4.73    14.17m @
                                                  7.05g/t
YDH176  123.72  128.16   4.44    3.99    9.97

Ground geophysical surveys to the south of the Yalea orebody have highlighted a plus one kilometre target for drill testing. A previous drillhole YSDH03 confirmed the potential and intersected 1.47g/t over 11 metres from 107 metres and 1.33g/t over 20 metres from 169 metres.

In southern Mali, a review of the data at Morila is leading to the development of a new model, where it is interpreted that the deposit locates within the high grade metamorphic core of a contact thermal aureole. Drilling at Samacline continues to return multiple gold intercepts and highlights the potential for further significant deposits. SAM001 the first follow-up hole drilled, confirmed the model and intersected 2 metres at 18.84g/t (from 283 metres down hole), 10 metres at 3.43g/t (from 482 metres) and 7 metres at 4.47g/t (from 485 metres). A further three holes have been completed, (SAM002, SAM003 and SAM007) the results have returned multiple gold intercepts ranging in grade from 0.8g/t to 6g/t and widths of 2 to 26 metres.

Outside of the Morila mining lease, drilling has returned anomalous gold results and settings similar to the Morila orebody. Non prospective ground is in the process of being dropped and new opportunities are being developed. In Senegal, drilling has commenced on four targets within the permit portfolio, these being
Sofia, Kaviar, KB Main and Makana 2. Surface exploration continues to evaluate additional targets within the resource triangle to provide replacement drill targets.

In Burkina Faso, a five hole diamond drill programme has been completed on the
Danfora Permit. The results returned a one

kilometre, 60 - 80 metre wide zone of shearing and strong alteration at the contact between basalts and volcaniclastics. Within this zone multiple gold intercepts from 2 - 14 metres, grading 0.65g/t to 9.45g/t occur. A review of this work is underway to develop future follow-up programmes. On the Kiaka
Permit encouraging rock chip samples, averaging 7.3g/t gold have been returned from arsenopyrite bearing biotite schists. The mineralised zone presently extends for more than 2.5 kilometres and modelling is underway to prioritise drill locations.

In Ghana, the extension to the main Obuasi shear has been defined on surface and within adits. Results have returned anomalous gold values from 0.1g/t to 0.7g/t with widths up to 10 metres. Work is currently focusing on three dimensional modelling of the data. The outcome of this work will determine whether we will progress to the next phase of deep reconnaisance drilling.

Tanzania is another important area of focus outside of Mali and Senegal, where we hold the dominant land position in the Musoma Greenstone belt, one of the most underexplored areas in Tanzania. In the Mara belt we have a focused approach exploring for a known style of mineralisation beneath recent cover basalts. Recent drilling has intersected sulphide bearing rocks and gold assay results are pending. In the Musoma belt early stage reconnaissance work is highlighting anomalous gold values on major regional structures, which host known gold deposits. A new concept is being developed whereby we are investigating similarities in banded iron formation hosted gold mineralisation to those observed in the Southern Lake Victoria goldfields. Generative work continues to develop this concept and identify further exploration opportunities.

PROSPECTS

The company continues to evaluate various opportunities both at the corporate and project level. We are focused on value creation through exploration, discovery and development, as well as strategic leverage in merger and acquisition opportunities. In this regard a number of due diligence reviews of exploration and mining prospects have been undertaken during the quarter. Life of Mine scheduling at Morila anticipates gold production in excess of 600 000 ounces and total cash costs are expected to be approximately US$200/oz for the year 2005. Discussions with the mining contractor are currently being finalised in order to conclude a new contract arrangement.

The commissioning of Loulo in mid-2005 will also increase production levels.
Given the encouraging results to date, we will complete the current underground development study on data available to the end of

March. Results from further deep drilling programmes at Loulo 0 and Yalea will be used to update the study as they become available.

A busy exploration programme is planned for 2005 with work being undertaken in six African countries (Mali, Senegal, Burkina Faso, Ghana, Cote d'Ivoire and
Tanzania). At Loulo, in addition to the underground development study exploration, will concentrate on follow-up programmes on defined targets.
Drilling has commenced in Senegal on four targets. In Burkina Faso modelling of the recently completed drilling data is driving follow-up programmes on the
Danfora Permit and motivations for drilling at Kiaka are in progress. In Ghana the outcome of the current review of the work done to date is awaited. In
Tanzania, following a first pass reconnaissance drilling programme and early stage field work data compilation and interpretation will guide future programmes. Finally work has commenced on reviewing the Tongon Prefeasibility in the Cote d'Ivoire.

The company has significant cash resources of nearly US$80 million to fund the equity portion of the Loulo construction as well as to pursue opportunities for joint venture and other corporate activities.

D M Bristow                            R A Williams
Chief Executive                        Financial Director
7 February 2005

Registered office: La Motte Chambers, La Motte Street, St Helier, Jersey JE1
1BJ, Channel Islands

Web-site: www.randgoldresources.com

Registrars: Computershare Investor Services (Channel Islands) Limited, PO Box
83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands

Transfer agents: Computershare Services plc, PO Box 663, 7th Floor, Jupiter
House, Triton Court, 14 Finsbury Square, London EC2A 1BR

Investor and media relations: For further information contact Kathy du Plessis on Telephone +27 (11) 728-4701, Fax +27 (11) 728-2547, e-mail:
randgoldresources@dpapr.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forwardlooking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at
Morila, the development of

Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors, refer to the annual report on Form 20-F for the year ended 31
December 2003, which was filed with the United States Securities and Exchange
Commission (the `SEC') on 30 June 2004. Randgold Resources assumes no obligation to update information in this release. Cautionary Note to US Investors: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as
"resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any part of our resources will ever be converted into reserves which qualify as `proven and probable reserves' for the purposes of the SEC's industry guide number 7.